CUSIP No. 754688109                                         (Page 1 of 12 Pages)



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (AMENDMENT NO. 2)


                             The Raymond Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                        Common Stock, $1.50 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    754688109
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                                 (CUSIP Number)

                           Robert J. Hughes, Jr., Esq.
                             Harter, Secrest & Emery
                             431 East Fayette Street
                          Syracuse, New York 13202-1919
                                 (315) 474-4000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                February 15, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3), or (4), check the following box [X].









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CUSIP No. 754688109                                         (Page 2 of 12 Pages)


                                       13D
===============================================================================================
 1    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
              GEORGE G. RAYMOND, JR., ELLEN R. RAYMOND (A/K/A ELLEN ROBINSON
              RAYMOND), MADELEINE R. YOUNG, JEAN C. RAYMOND, GEORGE G. RAYMOND, III
-----------------------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                         (A) [X]
                                                                                (b) [ ]
-----------------------------------------------------------------------------------------------
 3    SEC USE ONLY
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 4    SOURCE OF FUNDS*
              N/A
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 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)
-----------------------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
              UNITED STATES
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        NUMBER OF       7   SOLE VOTING POWER: AN AGGREGATE OF 974,532 SHARES AS
         SHARES             FOLLOWS: 629,365 - GEORGE G. RAYMOND, JR.; 35,441 - ELLEN R.
      BENEFICIALLY          RAYMOND (A/K/A ELLEN ROBINSON RAYMOND); 95,774 -
        OWNED BY            MADELEINE R. YOUNG; 114,229 - JEAN C. RAYMOND; 99,723 -
          EACH              GEORGE G. RAYMOND, III
        REPORTING
       PERSON WITH
                     --------------------------------------------------------------------------
                        8   SHARED VOTING POWER: 7,093 - MADELEINE RAYMOND TRUSTS F/B/O
                            GREAT-GRANDCHILDREN; 166,763 - RAYMOND FOUNDATION (GEORGE G.
                            RAYMOND, III SERVES AS A DIRECTOR)
                     --------------------------------------------------------------------------
                        9   SOLE DISPOSITIVE POWER: 114,229
                     --------------------------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER: 629,365 - GEORGE G. RAYMOND,
                            JR.; 95,774 - MADELEINE R. YOUNG; 99,723 - GEORGE G.
                            RAYMOND, III; 7,093 - MADELEINE RAYMOND TRUSTS F/B/O GREAT-
                            GRANDCHILDREN; 35,441 - ELLEN R. RAYMOND TRUST F/B/O ELLEN R.
                            RAYMOND; 128,930 - GEORGE G. RAYMOND, JR. TESTAMENTARY
                            TRUST; 123,921 - GEORGE G. RAYMOND, JR. CO-TRUSTEE, F/B/O
                            MADELEINE R. YOUNG; 166,763 - RAYMOND FOUNDATION (GEORGE G.
                            RAYMOND, III SERVES AS A DIRECTOR)
-----------------------------------------------------------------------------------------------




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CUSIP No. 754688109                                         (Page 3 of 12 Pages)



-----------------------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              889,309 - GEORGE G. RAYMOND, JR.; 35,441 - ELLEN R. RAYMOND
              (A/K/A ELLEN ROBINSON RAYMOND); 348,625 - MADELEINE R. YOUNG;
              114,229 - JEAN C. RAYMOND; 266,486 - GEORGE G. RAYMOND, III

              1,401,239 SHARES AS A GROUP (AFTER ELIMINATING DUPLICATIVE
              VOTING AND DISPOSITIVE SHARES ATTRIBUTABLE TO MORE THAN
              ONE REPORTING PERSON)

              REFERENCE IS MADE TO SCHEDULE 13D FILED BY METROPOLITAN
              CAPITAL ADVISORS, INC. AND TO SCHEDULE 13D FILED BY
              HUNTINGTON TRUST COMPANY, IN EACH CASE WITH RESPECT TO THE
              RAYMOND CORPORATION AND THE SHARES REPORTED THEREIN, WHICH
              SHARES MAY BE DEEMED TO BE BENEFICIALLY OWNED BY THE
              GROUP FILING THIS SCHEDULE 13D.
-----------------------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                                     [ ]

-----------------------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           % 13.22  (EXCLUDES SHARES SUBJECT TO SCHEDULE 13D FILED BY OTHERS.)
-----------------------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
              OO
===============================================================================================

                       SEE INSTRUCTIONS BEFORE FILING OUT!

Item 1.  Security and Issuer
-------  -------------------

        This Schedule 13D relates to the Common Stock, $1.50 par value of The Raymond Corporation, a New York corporation, South Canal Street, Greene, New York 13778.


Item 2.  Identity and Background
-------  -----------------------

        During the last nine months, George Raymond, Jr., a Director of The Raymond Corporation (the "Corporation"), has continually advised the Board of Directors of the Corporation that he was considering a number of alternatives directed at maximizing the value of his direct and beneficial holdings of the Corporation's Common Stock and to facilitate his personal Estate Planning. Mr. Raymond has indicated that some of these alternatives involved disposition of his interest as a block to one or more buyers which could result in a "change of control" as that term is used under the Federal Securities laws. Mr. Raymond has specifically asked whether the Board of Directors was interested in a sale of the Corporation as a whole as a benefit to all shareholders equally and was subsequently advised that the Board as a whole generally had no such interest. Mr. Raymond is continuing to explore various options available including sales at the market, a registered secondary offering, negotiated sale to one or more strategic or financial buyers, or other activities, which now include changes in the composition of the Board which would result in a change of control and/or a possible sale of the business.

        In furtherance of his expressed intent to explore these alternatives, Mr. Raymond has retained an investment bank to advise him on possible values and to discuss the sale of his shares to third

CUSIP No. 754688109                                         (Page 4 of 12 Pages)

        parties, and based in part upon such advice, he and other members of his family have now entered into a Voting Agreement with Metropolitan Capital Advisors, Inc. ("Metropolitan") with respect to the election of directors and related matters. Metropolitan is the general partner of Bedford Falls Investors, L.P., a Delaware limited partnership ("Bedford"), which has advised that it is the beneficial owner of shares of the Corporation's Common Stock, and as general partner, Metropolitan has the power to direct the voting of shares of the Corporation's Common Stock held by Bedford.

        Mr. Raymond, his wife Ellen, and Metropolitan reached an agreement in principle on February 15, 1997 and entered into a written stockholders' agreement on February 17, 1997 (the "Voting Agreement"). Mr. Raymond's daughter, Jean C. Raymond and his sister, Madeleine R. Young, agreed in principle on February 17, 1997 and entered into the Voting Agreement on February 18, 1997. Mr. Raymond's son, George R. Raymond, III agreed in principle to join the Voting Agreement on February 18, 1997 and is expected to sign the Voting Agreement on or about February 19, 1997. To the extent of any of the aforesaid shares were held in trust or nominee names over which any of the aforesaid has a right to execute sole voting control, they have directed the named trustee or nominee to vote such shares for the purposes set forth in the Voting Agreement.

        The Voting Agreement provides that for a period covering the next two annual meetings, each of the aforesaid would vote their shares for the election of Metropolitan's nominees for the Corporation's Board of Directors, to amend the By-laws to increase the number of Directors to 13, and such other actions of Stockholders as may be necessary or helpful to cause the election of Metropolitan's six nominees to the Corporation's Board of Directors.

        Mr. Raymond and his sister, Madeleine R. Young, have advised the individuals and trust fiduciaries with whom they have shared voting power, that each of them is delegating to Huntington Trust Company and Marine Midland Bank, their co-fiduciary under various trust instruments, the right to make all decisions with respect to a vote for or against the aforesaid matters. Mr. Raymond and Mrs. Young have been advised by Huntington Trust Company that it has reached an understanding with Metropolitan (revocable by Huntington) that it will vote 252,851 shares (over which it now has effective sole voting discretion as a result of delegation by their co-fiduciary) for the nominees to the Board proposed by Metropolitan. Huntington Trust Company also has the sole voting power with respect to an additional 16,074 shares as to which it advises it has reached no understanding with Metropolitan, but as to which it has advised of a present intent to also vote such shares in favor of Metropolitan's nominees. None of the foregoing arrangements have changed the shared dispositive power under various trust instruments which any member of the Group filing this Schedule 13D had with Huntington Trust Company or any other party.

        (a) George G. Raymond, Jr. individually, and his wife, Ellen R. Raymond, his children, Jean C. Raymond and George G. Raymond, III, and his sister, Madeleine R. Young.

        (b) c/o George G. Raymond, Jr., 7920 Grand Bay Drive, Naples, Florida 34108

        (c) Retired individuals and trusts, except for George G. Raymond, III who is an employee of The Raymond Corporation, Greene, New York and Jean C. Raymond who is an independent computer consultant with Dartmouth College, Hanover, New Hampshire.

        (d) During the last five years, neither Mr. Raymond nor any member of the Group has been convicted in a criminal proceeding.

CUSIP No. 754688109                                         (Page 5 of 12 Pages)


        (e) During the last five years, neither Mr. Raymond nor any member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

        (f)    All members of the Group are United States citizens.

Item 3.  Source and Amount of Funds or Other Consideration.
-------  --------------------------------------------------

        Not Applicable.

Item 4.  Purpose of Transaction.
-------  -----------------------

        See Item 2 above.

Item 5.  Interest and Securities of the Issuer
-------  -------------------------------------


         George G. Raymond, Jr.*     629,365            Sole Voting /Shared Dispositive
                                       7,093            Shared Voting/Shared Dispositive
                                     252,851            Shared Dispositive
                                     -------
                                     889,309  8.39%

         Ellen R. Raymond             35,441   .33%     Sole Voting/Shared Dispositive

         Madeleine R. Young           95,774            Sole Voting/Shared Dispositive
                                     252,851            Shared Dispositive
                                     -------
                                     348,625  3.29%

         Jean C. Raymond             114,229  1.08%     Sole Voting/Sole Dispositive

         George G. Raymond, III       99,723            Sole Voting/Shared Dispositive
                                     166,763            Shared Voting/Shared Dispositive
                                     -------
         ----------                  266,486  2.51%
         * Excludes 3,858 shares held in a IRA account for the benefit of Mr. Raymond by Huntington Trust Company as Trustee, and as to which Mr. Raymond has no voting or dispositive power.

         See Page 2 Box 11 and Box 13 for aggregate beneficial ownership and percentage of outstanding shares for the Group.

Item 6.  Contracts, Arrangements, Understandings or Relationships with
-------  -------------------------------------------------------------
         Respect to Securities of the Registrant.
         ----------------------------------------

        See Item 2 above

Item 7.  Material to be Filed as Exhibits.
-------  ---------------------------------

        Joint Filing Agreement between George G. Raymond and certain members of the Raymond Family dated February 18, 1997 and Stockholder's Agreement dated as of February 17, 1997.





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CUSIP No. 754688109                                         (Page 6 of 12 Pages)


                                   SIGNATURES


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.


Dated: February 18, 1997                      /s/ George G. Raymond, Jr.
                                              --------------------------
                                              George G. Raymond, Jr.


Dated: February 18, 1997                      /s/ Ellen R. Raymond
                                              --------------------------
                                              Ellen R. Raymond


Dated: February 18, 1997                      /s/ Madeleine R. Young
                                              ----------------------
                                              Madeleine R. Young


Dated: February 18, 1997                      /s/ Jean C. Raymond
                                              --------------------------
                                              Jean C. Raymond


Dated: February 19, 1997                      /s/ George G. Raymond, III
                                              --------------------------
                                              George G. Raymond, III